Mail Stop 4561					  June 5, 2006

By U.S. Mail and facsimile to (312) 558-5700

Steven E. Zuccarini
Chief Executive Officer
Innerworkings, Inc.
600 West Chicago Avenue - Suite 850
Chicago, Illinois  60610

      Re:      Innerworkings, Inc.
      Registration Statement on Form S-1
      Filed on May 10, 2006
                        File Number 333-133950

Dear Mr. Zuccarini:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please include a cover letter in your next submission and label it as correspondence when filed on EDGAR.
2. You should use no type size smaller than the one that predominates in the filing. Currently, you use a smaller size type for some financial information. Please revise.
3. We will process your amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendments when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on which we have not commented previously.
4. Please include all exhibits, including the legality opinion, in your next filing. They are subject to review and the staff will need time to examine them.
5. Please confirm that you have not paid any of the third party sources of industry and market information.

Summary Consolidated Financial and Other Data, page 7
Selected Consolidated Financial and Other Data, page 23
6. We note your disclosure in footnote (2) that pro forma net income per share of common stock is based on the weighted average number of shares of common stock outstanding after giving effect to the recapitalization and stock split. Please revise your note to detail each adjustment included in the pro forma earnings per share. Include in your disclosure, the number of shares being sold in the offering and the assumed price per share, and the nature of each type of conversion of capital stock to common shares. Additionally, include the effects of paying off debt with proceeds from the offering in the pro forma earnings per share calculations. The actual number of shares outstanding should be adjusted for the number of shares to be sold to the extent that the proceeds therefrom are required to liquidate that debt and net income should be adjusted to give effect to the elimination of interest expense on the debt to be liquidated, less the related income tax effect. Ensure that the stock split is reflected in the actual earnings per share amounts only, since the stock split will be retroactively reflected in your historical financial statements and related disclosures for all periods presented.

Risk Factors, page 9
7. Either delete the fourth sentence in the preamble ("Additional risks . . ."), or expand it into a separate risk factor.
8. We note that you state on page 2 that technology has lowered barriers to entry and reduced utilization of printing presses. Please revise to include this as part of your disclosure on risk factors.

A significant portion of our revenue is derived from a relatively limited..., page 11
9. We note that you state "we cannot assure" a certain result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

Dilution, page 21

10. Please provide dilution information if the options are exercised.

Selected Consolidated Financial and Other Data, page 23
11. Please revise here and in summary financial data to include preferred dividends and net income applicable to common shareholders.

Management`s Discussion and Analysis of Financial Condition and Results..., page 25
12. The discussion and analysis of known trends, demands, commitments, events and uncertainties help in an understanding a company`s performance. Please revise to discuss your growth rates page 26, the increasing percentage of commissions as percentage of gross profit on page 27, the decrease of general and administrative expenses as a percentage of revenue on page 27 and any other material known trends regarding your financial condition and the results of operations. Refer to III.B.3 of Release Number 33-8350 regarding MD&A, dated December 29, 2003.
13. Please revise your MD&A section to include disclosure of all accounting standards which have been issued but not yet adopted by the registrant unless the impact on its financial position and results of operations is not expected to be material. See SAB Topic
11:M.

- Critical Accounting Policies, page 28
14. We note your disclosure that you have adopted SFAS 123(R) as of
January 1, 2006 and calculate the expense under the equity method based on the Black-Scholes value of the option at the time of grant.
Please tell us what you mean by "the equity method" and explain to us how you recognize compensation expense in accordance with SFAS No. 123(R).

- Quarterly Results of Operations, page 34
15. We note that your table of unaudited quarterly results of operations includes pro forma earnings per share. Please revise your disclosure to include actual earnings per share for each quarterly period listed and a footnote describing the adjustments made to arrive at the pro forma earnings per share measure.

- Liquidity, page 35
16. Please revise your liquidity section of MD&A to disclose the estimated amount you will spend on capital expenditures during 2006.

Certain Relationships, page 56
17. Please give the ownership percentages in Echo Global Logistics for the named affiliates. See Item 404 of Regulation S-K.

Principal and Selling Stockholders, page 60
18. Please advise the staff whether or not any of your selling stockholders are broker-dealers or affiliates of broker-dealers. For any selling stockholders that are affiliates of broker-dealers, revise to confirm that the seller purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the stock. If not, please revise to state that such selling stockholders are underwriters.
19. Please state that the selling shareholders may be deemed underwriters.

Description of Capital Stock - Preferred Stock, page 63
20. You mention on page 63 that the issuance of preferred stock could adversely affect the voting power and dividend and liquidation rights of the holders of common stock and could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of your outstanding voting stock or otherwise adversely affect the market price of your common stock. Please revise to incorporate this disclosure in the section on risk factors and include any changes to the certificate of incorporation or bylaws that impair or restrict the rights of the holders of common stock.

Stock Incentive Plan, page 53

21. We note that you plan to adopt the 2006 Stock Incentive Plan prior to completing the offering. Please tell us what, if any, awards or grants may be made under this plan prior to the closing. To the extent material, disclose the pro forma effects of these incentives.

Where You Can Find Additional Information, page 75
22. Please update the address of the SEC.
23. Please delete the fourth sentence of this paragraph.




Audited Financial Statements for the year ended December 31, 2005
General
24. Please tell us whether you receive compensation from printers and, if so, how you account for such compensation.
25. Please revise to ensure that financial statements and other data read consistently from left to right in the same chronological order.
For example, see advertising disclosure on page F-9 and revenue discussion on page 26.

Consolidated Balance Sheets, page F-3
26. Please revise your audited balance sheet to include a pro forma balance sheet alongside the Company`s historical balance sheet for the latest period presented giving effect to the changes in capitalization that will occur prior to the Company`s planned public offering. We also note from the disclosures included elsewhere in the filing that the Company plans to use $7 million of the proceeds to make required preference and accrued dividend payments to the holders of Series B, D and E preferred shares at the time of the closing of the Company`s planned public offering. Please revise to include a pro forma balance sheet alongside the Company`s historic balance sheet for the most recent interim period presented giving effect to these dividends but not any offering proceeds that will be required to pay this dividend. Your Summary Consolidated Financial and Operating Data on page 7 should also be revised to give effect to these pro forma balance sheet adjustments.
27. Additionally, pro forma earnings per share giving effect to the recapitalization should be presented for the latest fiscal year and any subsequent interim period presented. Also, if the dividend to be paid exceeds the Company`s historical earnings for the latest year, please disclose pro forma earnings per share giving effect to the number of shares, which when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Refer to the requirements of SAB Topic 1:B:3. Your Summary Consolidated Financial and Operating Data on page 7 and your
Selected Financial and Operating Data on page 23 should also be revised to disclose your pro forma earnings per share for the latest fiscal year and subsequent interim period presented giving effect to the changes in capitalization and distribution that will occur prior to the offering.

Consolidated Statements of Members` Equity
28. We note that in 2003 you issued 13,969,000 shares for which no dollar amount was attributed to on the statement of stockholders` equity. We understand that 13,000,000 of these shares were issued for IWG, which had no assets or operations and which was bought from a majority shareholder. Please explain to us the nature of the additional 969,000 shares issued in 2003 and how you accounted for each transaction.

Notes to Audited Financial Statements for the year ended December
31,
2005
Note 2. Summary of Significant Accounting Policies
29. Please revise your accounting policy for revenue recognition to disclose your gross presentation under EITF 91-9 along with a brief narrative describing the basis for your method.

Note 9. Earnings (Loss) Per Share, page F-13
30. Please revise Note 9 to disclose the number of outstanding options and preferred shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share during the various periods presented because to do so would have been anti-dilutive. Additionally, please disclose detail of the numerator and denominator used for the pro forma earnings per share calculation. Tell us why it appears from the face of the statements of operations that the numerator used for the pro forma basic earnings per share measure does not adjust for the dividends on preferred shares. We would expect that the pro forma basic earnings per share amount would be calculated using the net income applicable to common shareholders, as adjusted for the provision for income taxes. Refer to the requirements of paragraph 40c of SFAS No.128.

Note. 10. Unit Option Plan
31. Please tell us and revise MD&A to discuss the number and terms of the options that have been issued during the twelve month period preceding the filing of the Company`s Form S-1 registration statement and explain how any expense recognized in connection with the option grants was calculated or determined. If no expense was or will be recognized, please explain why. Also, discuss the number and expected terms of the stock options that the Company plans to issue in connection with its planned public offering, if any, and the estimated amount of expense that will be recognized in connection with the option grants.
32. Also, for all equity instruments granted during the 12 months prior to the filing of the Form S-1, please provide the following disclosures:

* Revise the notes to the financial statements to disclose the exercise price, the fair value of the Company`s common stock on the date of grant, and the intrinsic value, if any, per option. Also, please discuss how the fair market value of the Company`s stock was determined and indicate whether the valuation used to determine the fair value of the options was contemporaneous or retrospective. If the valuation was prepared by a related party, include a statement to this effect.

* Revise MD&A to include a discussion of the number of options outstanding as of the latest balance sheet date presented and the intrinsic value of those that are vested and unvested, based on the expected initial public offering price.

* Also, if you have not obtained a contemporaneous valuation performed by an unrelated valuation specialist, please revise MD&A to include a discussion of the significant factors, assumptions and methodologies used in determining fair value. Also, include a discussion in MD&A regarding each significant factor that contributed to the difference between the fair value as of the date of each grant and the estimated expected public offering price.

Refer to the guidance outlined in paragraphs 179 through 182 of the
AICPA`s Audit and Accounting Practice Aid, "Valuation of
Privately-
Held-Company Equity Securities Issued as Compensation" and to the disclosure requirements outlined in paragraph 41 of SFAS No.128.
We
may have further comment upon receipt of your response.

Note 11. Redeemable Preferred Shares and Members` Equity, page F-
15
33. We note from the balance sheet that the Class D preferred shares are identified as convertible and redeemable. Please tell us and disclose the nature of the conversion feature and the number of common shares that would be required to be issued upon conversion as of each balance sheet date. Please revise your disclosure to state whether the shares that would be issued if the contingently convertible securities were converted are included in the calculation of diluted EPS, and the reasons why or why not. See FSP FAS 129-1.

Note 17. Related Party Transactions, page F-16
34. We note the existence of several related party transactions that are disclosed in the section "Certain Relationships and Related Party
Transactions" which begins on page 56, that are not included in Note
17. Please revise your note to disclose the nature of all material related party transactions as required by paragraph 2 of SFAS No. 57.

Other
35. Please revise to disclose contingencies as required under SFAS
5.



Interim Financial Statements for the period ended March 31, 2006
General
36. Please revise the notes to the Company`s interim financial statements to give effect to our comments on the Company`s audited financial statements, where applicable.
37. We note from the disclosure on page 26 that in March 2006 you entered into a strategic agreement with SNP Corporation Ltd. Please tell us and disclose in the notes to the financial statements how you
are accounting for the $1.0 million which will be paid to you by
SNP
in five monthly installments of $200,000.
38. We note from your disclosure on page 29 that in May 2006 you granted the Chairman of the Board, CEO, and other employee a number of stock options. Please revise your notes to the financial statements to include disclosure of this transaction as a subsequent event and a discussion of how you calculated or determined the charge
recognized in connection with the issuance of the options. Additionally, please provide appropriate disclosure of any significant subsequent events that are based on information that becomes available prior to the issuance of the financial statements.
39. We note from your disclosure on page 16 of the Risk Factors section, that upon completion of the offering, Orange Media LLC and
Incorp LLC, will beneficially own and have the ability to exercise control over a certain percentage of your common stock. To the extent this control exceeds 50% of the common stock, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Note 1. Summary of Significant Accounting Policies
- Income Taxes, page F-23
40. We note that on January 3, 2006 you converted from an LLC to a "C" Corporation. Please reclassify any undistributed earnings or losses of the former LLC to additional paid-in capital as of the date the S corporation election was terminated. See SAB Topic 4:B.
41. Please revise your note on income taxes to include the disclosures required by paragraphs 43-49 of SFAS No. 109. See requirements in Rule 10-01(a)(5) of Regulation S-X.

- Stock-Based Compensation
42. We note that effective January 1, 2006 you adopted the fair value recognition provisions of SFAS 123(R). Please revise your notes to include the effect of the change on the following items:
a. Income from continuing operations
b. Income before income taxes
c. Net income
d. Cash flow from operations
e. Cash flow from financing activities
f. Basic and diluted earnings per share

See paragraph 84 of SFAS 123(R). Additionally, please disclose the amount of compensation expense that was recognized for the granting of options during the three month period ended March 31, 2006 and discuss how the expense was calculated. Also, please disclose assumptions used in the Black-Scholes valuation model for the options issued during 2006.

Note 3. Series E Preferred Shares, page F-25
43. We note from your disclosure in Note 3 that you used
$40,000,000
of the proceeds from the issuance of Series E Preferred Shares to redeem Class A common shares on a pro rata basis at a purchase price of $4.92 per share. Please tell us and revise your disclosure in
Note 3 to discuss how you determined or calculated the amount per share in this transaction, especially considering that the Series E preferred shares which were sold for $4.92 per share have benefits over the common shares such as cumulative dividends and liquidation preference.
44. We note that the Series E Preferred shares are identified on the balance sheet as convertible and redeemable. Please tell us and disclose the nature of the redemption provisions and any conversion terms other than upon a firmly underwritten public offering.
Also,
tell us and disclose the number of common shares that would be required to be issued upon conversion as of March 31, 2006.
Please
revise your disclosure to state whether the shares that would be issued if the contingently convertible securities were converted are included in the calculation of diluted EPS, and the reasons why or why not. See FSP FAS 129-1.

Note 4. Conversion to InnerWorkings, Inc., page F-26
45. We note that upon conversion to a corporate structure, each voting A common unit of the LLC converted to a fully paid share of Class A Common Stock and the non-voting A common units converted to a fully paid share of Class B Common Stock. Please revise your notes to disclose the nature and terms of the new Class A Common Stock and
Class B Common Stock, including voting rights and liquidation preferences.


Other
46. Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.
47. Please include currently dated consents of your independent registered accountants in any amendments to your Form S-1 registration statement.

      *			*			*			*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Claire L. Erlanger at (202) 551-3301 or
Lynwood
F. Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Timothy Geishecker at (202) 551-3422 or me at (202) 551-3698 with any other questions.


Sincerely,



Mark S. Webb

Legal Branch Chief

cc:	Matthew F. Bergmann, Esq.
	Winston & Strawn LLP
	35 West Wacker Drive
	Chicago, Illinois 60601